Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim condensed financial statements of China Metro-Rural Holdings Limited, or the Company, and its subsidiaries, or the Group, for the six months ended September 30, 2010 prepared under IFRS.

Some of the information contained in this discussion and analysis constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or Act, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “would” and similar expressions may identify forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in our public filings with the U.S. Securities and Exchange Commission, particularly those under “Cautionary Statement Concerning Forward-Looking Statements”and “Risk Factors” contained in our Annual Report on Form 20-F filed on July 9, 2010, and in our Form 6-K furnished on January 18, 2011. These forward-looking statements include, without limitation, statements relating to: the Group’s future performance, the Company’s expansion efforts, the state of economic conditions, the Group’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Group’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Group’s expectations, whether expressed or implied by such forward-looking statements.

Overview

At the end of six months ended September 30, 2010, the Group had one main business segment, our Agricultural Logistics Operation, which is presented as the continuing operation on the face of the condensed consolidated income statement of the Group for the six months ended September 30, 2010 and 2009.

Our operations are engaged in the development and operations of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

On July 28, 2010, we declared a dividend to our shareholders which was satisfied by way of distribution in specie the entire equity interest in Man Sang International Limited, or MSIL, held by us, represented approximately 494 million ordinary shares, or the Distribution. The Distribution was completed in August 2010.

Following the Dividend discussed above, it resulted in the discontinuation of the Pearl Operation and the Real Estate Operation, or, collectively, the Discontinued Operations, which were previously carried out through MSIL. As a result of such discontinuation, the results of operations of the Discontinued Operations have been presented as a single line item on the face of condensed consolidated income statement of the Group for the six months ended September 30, 2010 and 2009. We are now entirely focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China.

Condensed Consolidated Interim Results of Operations

The following is a discussion of our condensed consolidated interim results of operations for the six months ended September 30, 2010 and 2009.

Results of operations of the Group

	Six months ended September 30,
	2010	As restated 2009
	HK$’000 (Unaudited)	HK$’000 (Unaudited)
Continuing operation:
Revenue	359,421	155,758
Cost of sales	(215,884)	(96,823)

Gross profit	143,537	58,935
Other income, net	27,707	6,774
Other gains, net	2,494	—
Selling expenses	(11,495)	(3,983)
Administrative expenses	(29,058)	(18,546)

Operating profit	133,185	43,180
Finance income	652	180
Finance cost	(179)	—

Finance income – net	473	180
Share of results of an associate	(419)	—

Profit before income tax	133,239	43,360
Income tax expenses	(57,065)	(18,904)

Profit for the period from continuing operation	76,174	24,456
Discontinued operations:
Profit for the period from discontinued operations, net of tax	29,878	14,400

Profit for the period	106,052	38,856

Attributable to:
Equity holders of the Company	100,137	32,516
Non-controlling interests	5,915	6,340

	106,052	38,856

Results of operations of the Discontinued Operations

	Six months ended September 30,
	2010	2009
	HK$’000 (Unaudited)	HK$’000 (Unaudited)
Revenue	157,452	148,602
Cost of sales	(117,241)	(94,903)

Gross profit	40,211	53,699
Other income and gains, net	28,006	6,654
Expenses	(33,983)	(44,586)
Increase in fair value of investment properties	1,592	—
Finance income, net	87	621
Share of result of an associate	17	49

Profit before income tax	35,930	16,437
Income tax expense	(6,052)	(2,037)

Profit from discontinued operations	29,878	14,400

Attributable to:
Equity holders of the Company	23,950	8,060
Non-controlling interests	5,928	6,340

	29,878	14,400

Six Months Ended September 30, 2010 Compared with Six Months Ended September 30, 2009

Continuing Operation

Revenue

Revenue in the six months ended September 30, 2009 was approximately HK$155.8 million, which consisted solely sales of trade center units. Revenue in the six months ended September 30, 2010 was approximately HK$359.4 million, which consisted primarily sales of trade center units and supporting facilities of approximately HK$357.6 million. The change was attributable to increase in sales of trade center units and supporting facilities with gross floor area of approximately 107,000 square meters (2009: approximately 49,000 square meters). The remainder of revenue represented rental income from leases of trade center units of approximately HK$1.6 million and property management fee income of approximately HK$0.2 million.

Cost of Sales

In the six months ended September 30, 2009, our cost of sales was approximately HK$96.8 million. In the six months ended September 30, 2010, our cost of sales was approximately HK$215.9 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

Our gross profit increased by HK$84.6 million, or 143.6%, from HK$58.9 million for the six months ended September 30, 2009 to HK$143.5 million for the six months ended September 30, 2010. The gross profit margin, or gross profit as a percentage of total revenue, increased from 37.8% in the six months ended September 30, 2009 to 39.9% in the six months ended September 30, 2010. The increase was primarily due to an increase in the average selling prices while construction costs remained relatively steady.

Other Income and Other Gains, Net

In the six months ended September 30, 2009, our other income were approximately HK$6.8 million, resulting primarily from net income recognized for a construction contract of approximately HK$4.4 million and government grants of approximately HK$2.3 million.

In the six months ended September 30, 2010, our other income and gains were approximately HK$30.2 million, resulting primarily from government grants of approximately HK$16.5 million, net income recognized for a construction contract of approximately HK$10.9 million and gain on disposal of a land use right as a result of an injection into an associate of approximately HK$2.2 million.

Selling Expenses

Our selling expenses increased by HK$7.5 million, or 188.6%, from HK$4.0 million for the six months ended September 30, 2009 to HK$11.5 million for the six months ended September 30, 2010. The increase in selling expenses was primarily due to an increase in advertising expenses of approximately HK$6.5 million, an increase in salaries and commissions paid to sales executives for sales of properties of approximately HK$0.4 million, an increase in printing expenses incurred for printing of marketing materials of approximately HK$0.3 million and an increase in utility expenses incurred for sales center of approximately HK$0.2 million. The increase in the above expenses was a result of new sales campaign initiated and the commencement of the new sales center in the six months ended September 30, 2010.

Administrative Expenses

Administrative expenses increased by approximately HK$10.6 million, or 56.7%, from approximately HK$18.5 million in the six months ended September 30, 2009 to approximately HK$29.1 million in the six months ended September 30, 2010. The increase in administrative expenses was primarily due to an increase in impairment of trade receivables of HK$5.1 million, an increase in salaries of approximately HK$2.1 million, an increase in depreciation of approximately HK$1.2 million, an increase in audit and consultancy fees of approximately HK$0.6 million, an increase in entertainment expenses of approximately HK$0.4 million and a general increase in other expenses in the six months ended September 30, 2010, but was set off partly by a decrease in listing related such as announcement costs and share registration fees of approximately HK$0.9 million.

Finance Income

Our interest income from bank deposits increased by HK$0.5 million, or 262.2%, from HK$0.2 million for the six months ended September 30, 2009 to HK$0.7 million for the six months ended September 30, 2010. The increase was primarily due to general increase in average bank balances.

In the six months ended September 30, 2009, we incurred interest expense of approximately HK$10.4 million, all of which was capitalized in properties under development. In the six months ended September 30, 2010, we incurred interest expense of approximately HK$12.1 million, out of which HK$11.9 million was capitalized in properties under development and the rest of HK$0.2 million was recognized as finance costs in the condensed consolidated income statement.

Profit Before Income Tax From Continuing Operation

As a result of the foregoing, we had a profit before tax from continuing operation of approximately HK$43.4 million in the six months ended September 30. 2009. In the six months ended September 30, 2010, we had a profit before tax from continuing operation of approximately HK$133.2 million.

Taxation

In the six months ended September 30, 2009, our income tax expenses were HK$18.9 million generated by net current income tax expenses of HK$10.5 million, land appreciation tax charge of HK$9.8 million and a deferred tax credit of HK$1.4 million. In the six months ended September 30, 2010, our income tax expenses of HK$57.1 million consisted of net current income tax expenses of HK$28.0 million and land appreciation tax charge of HK$29.1 million.

The effective tax rate decreased from 43.6% in the six months ended September 30, 2009 to 42.8% in the six months ended September 30, 2010.

Profit for the Period from Continuing Operation

In the six months ended September 30, 2009, we incurred a net profit from continuing operation of approximately HK$24.5 million. In the six months ended September 30, 2010 we generated a net profit from continuing operation of approximately HK$76.2 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the six months ended September 30, 2009 and 2010, loss from continuing operation attributable to non-controlling interests was nil and approximately HK$13,000, respectively.

Discontinued Operations

Revenue

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	88.3	116.2	(24.0)
Real Estate Operation	69.2	32.4	113.6

	157.5	148.6	6.0

Pearl Operation

In the six months ended September 30, 2009, revenue attributable to the Pearl Operation was HK$116.2 million. During the period, the worldwide market demand decreased as result of the current global economic contraction.

In the six months ended September 30, 2010 prior to the Distribution, revenue attributable to the Pearl Operation was HK$88.3 million. Sales in the Pearl Operation showed a sign of rebound, primarily due to the need to replenish inventory by our customers who conducted an excessively conservative and strict purchasing strategy during the period of global financial crisis.

Real Estate Operation

In the six months ended September 30, 2009, revenue attributable to the Real Estate Operation was HK$32.4 million. To improve sales in the market center of China Pearl Jewellery City, preferential discounts were offered to property investors who purchase the shops in large numbers during the period.

In the six months ended September 30, 2010 prior to the Distribution, revenue attributable to the Real Estate Operation was HK$69.2 million. A significant increase in revenue attributable to the Real Estate Operation was primarily due to a launch of sale of completed apartments located in China Pearl Jewellery City, in which it recognized sales of HK$42.8 million contributed to total revenue in the Real Estate Operation during the period.

Cost of Sales

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	54.6	70.7	(22.8)
Real Estate Operation	62.6	24.2	158.7

	117.2	94.9	23.5

Pearl Operation

In the six months ended September 30, 2009, cost of sales attributable to the Pearl Operation was HK$70.7 million. In the six months ended September 30, 2010 prior to the Distribution, cost of sales was HK$54.6 million. Cost of sales primarily consisted cost of inventory, labour cost and production overhead

Real Estate Operation

In the six months ended September 30, 2009, cost of sales attributable to the Real Estate Operation was HK$24.2 million. In the six months ended September 30, 2010 prior to the Distribution, cost of sales was HK$62.6 million. Cost of sales primarily consisted of cost of construction, capitalized borrowing cost, china tax expenses in connection with sale of properties and direct cost and China tax expenses related to rental income.

Gross Profit

Pearl Operation

In the six months ended September 30, 2009, gross profit attributable to the Pearl Operation was HK$45.5 million. In the six months ended September 30, 2010 prior to the Distribution, gross profit was HK$33.7 million. Gross profit margin decreased from 39.2% for the six months ended September 30, 2009 to 38.2% for the six months ended September 30, 2010 prior to the Distribution. The decrease in gross profit margin was primarily due to an increase in cost of processing and production of pearls and jewelry product in the Mainland China, resulting from the gradual appreciation of the Renminbi against Hong Kong dollars

Real Estate Operation

In the six months ended September 30, 2009, gross profit attributable to the Real Estate Operation was HK$8.2 million. In the six months ended September 30, 2010 prior to the Distribution, gross profit was HK$6.6 million. Gross profit margin decreased from 25.3% for the six months ended September 30, 2009 to 9.5% for the six months ended September 30, 2010 prior to the Distribution. The decrease in gross profit margin was primarily due to the promotional sales arrangement commenced in September 2009 which sells properties at preferential discount rates to property investors.

Other Income and Gains, Net

In the six months ended September 30, 2009, our other income and gains were HK$6.7 million, resulting primarily from a gain on disposals of financial assets at fair value through profit or loss of approximately HK$6.6 million.

In the six months ended September 30, 2010 prior to the Distribution, our other income and gains were approximately HK$28.0 million, resulting primarily from a gain on disposal of investment properties of approximately HK$5.8 million and a release of translation reserve as a result of the Distribution of approximately HK$20.3 million.

Expenses

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	27.7	40.8	(32.1)
Real Estate Operation	6.3	3.8	65.8

	34.0	44.6	(23.8)

Pearl Operation

In the six months ended September 30, 2009, expenses attributable to the Pearl Operation was HK$40.8 million, consisting of selling and distribution cost of HK$6.9 million and administration expenses of HK$33.9 million.

In the six months ended September 30, 2010 prior to the Distribution, expenses attributable to the Pearl Operation was HK$27.7 million, consisting of selling and distribution cost of HK$3.5 million and administration expenses of HK$24.2 million.

Real Estate Operation

In the six months ended September 30, 2009, expenses attributable to the Real Estate Operation was HK$3.8 million, consisting of selling and distribution cost of HK$2.9 million and general administration expenses of HK$6.4 million but offset in part by recovery of provision for doubtful debt of HK$5.5 million.

In the six months ended September 30, 2010 prior to the Distribution, expenses attributable to the Real Estate Operation was HK$6.3 million, consisting of selling and distribution cost of HK$2.0 million and general administration expenses of HK$4.3 million.

Changes in Fair Values of Investment Properties

In the six months ended September 30, 2010 prior to the Distribution, the fair value gain of investment properties was HK$1.6 million. The increase in fair value was primarily due to an increase in market value for the properties in Hong Kong.

Net Finance Income

In the six months ended September 30, 2009, our interest income from bank deposits was HK$0.9 million. In the six months ended September 30, 2010 prior to the Distribution, our interest income from bank deposits was HK$1.1 million.

In the six months ended September 30, 2009, we incurred interest expense of approximately HK$5.9 million, of which HK$5.6 million was capitalized in properties under development and investment properties under construction and the rest of HK$0.3 million was recognized as finance cost in the condensed consolidated financial statements. In the six months ended September 30, 2010 prior to the Distribution, we incurred interest expense of approximately HK$3.5 million, of which HK$2.5 million was capitalized in properties under development and investment properties under construction and the rest of HK$1.0 million was recognized as finance cost in the condensed consolidated financial statements.

Profit Before Income Tax from Discontinued Operations

As a result of the foregoing, we had a profit before tax from discontinued operations of approximately HK$16.4 million in the six months ended September 30, 2009. In the six months ended September 30, 2010 prior to the Distribution, we had a profit before tax of approximately HK$35.9 million.

Taxation

In the six months ended September 30, 2009, our income tax expenses were HK$2.0 million generated by current income tax of HK$5.8 million, consisting of corporate income tax of HK$5.6 million and land appreciation tax of HK$0.2 million but offset in part by deferred tax credit of HK$3.8 million.

In the six months ended September 30, 2010 prior to the Distribution, our income tax expenses were HK$6.1 million generated by current income tax of HK$8.6 million, consisting of corporate income tax of HK$5.0 million and land appreciation tax of HK$3.6 million but offset in part by deferred tax credit of HK$2.5 million.

The effective tax rate increased from 12.4% in the six months ended September 30, 2009 to 16.8% in the six months ended September 30, 2010 prior to the Distribution. The increase was due to an increase in sales of properties in the PRC which was subject to land appreciation tax at progressive rates.

Profit for the Period from Discontinued Operations

In the six months ended September 30, 2009, we incurred a net profit of approximately HK$14.4 million. In the six months ended September 30, 2010 prior to the Distribution, we generated a net profit of approximately HK$29.9 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the six months ended September 30, 2009, profit attributable to non-controlling interests was approximately HK$6.3 million. In the six months ended September 30, 2010 prior to the Distribution, profit attributable to non-controlling interests was approximately HK$5.9 million.

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the six months ended September 30, 2009, we financed our operations primarily through internally generated funds, bank borrowings and loans from our shareholders. For the six months ended September 30, 2010, we financed our operations primarily through internally generated funds and bank borrowings. We expect to have sufficient sources of funds for the remainder of the year ending March 31, 2011 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; (2) debt financing arrangements with banks, including project financing and working capital facilities and (3) financing through capital markets.

Working Capital

Our current assets consist of completed properties held for sale, inventories, trade receivables, prepayments, deposits and other receivables, pledged bank balances and cash and cash equivalents. Our current liabilities primarily consist of trade payables, other payables, accruals and deposits received, interest-bearing bank borrowings and taxes payable.

As of March 31, 2010 and September 30, 2010, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$837.2 million and HK$423.3 million, respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities, when developing our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City.

Cash Flows

The following table sets forth selected cash flow data from our condensed consolidated cash flow statements for the periods indicated:

	Six months ended September 30,
	2010	As restated 2009
	HK$’000 (Unaudited)	HK$’000 (Unaudited)
Net cash (used in)/generated from operating activities	(69,171)	3,079
Net cash used in investing activities	(678,243)	(28,178)
Net cash generated from financing activities	142,068	347,234

Net (decrease)/increase in cash and cash equivalents	(605,346)	322,135
Effect of foreign exchange rate changes on cash and cash equivalents, net	4,214	(29)
Cash and cash equivalents at the beginning of the period	746,669	503,912

Cash and cash equivalents at the beginning of the period	145,537	826,018

Cash Flow (Used in)/Generated from Operating Activities

We derive cash from operating activities solely from the sale of trade center units in our Agricultural Logistics Operation. We use cash generated from operating activities principally for investments in properties under development and purchase of inventory such as pearls.

In the six months ended September 30, 2010, net cash used in operating activities was HK$69.2 million, which consisted of operating cash inflow before changes in working capital of HK$129.1 million, cash outflow of net interest and tax of HK$16.9 million and working capital cash outflow of HK$181.4 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$259.8 million, an increase in inventories of HK$0.5 million, an increase in trade and other receivables of HK$177.5 million, a decrease of trade payables, other payables and accruals of HK$2.8 million and a decrease in receipt in advance of HK$46.7 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$255.1 million and a decrease in a construction contract of HK$50.8 million. The additions in properties under development were attributable to construction activities carried out for our properties development projects. The decrease in trade payables, other payables and accruals was attributable to settlement of construction costs incurred for construction of properties. The decrease in received in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

In the six months ended September 30, 2009, net cash generated by operating activities was HK$3.1 million, which consisted of operating cash inflow before changes in working capital of HK$54.6 million, and cash outflow of net interest and tax of HK$18.1 million and working capital cash outflow of HK$33.4 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$223.1 million, an increase in a construction contract of HK$33.6 million and a decrease in deposits received of HK$77.4 million, partially offset by positive changes resulting from a decrease in inventories of HK$3.2 million, a decrease in completed properties held for sale of HK$102.8 million, a decrease in amounts due from related parties of HK$94.0 million, a decrease in trade and other receivables of HK$50.0 million and an increase in trade payables, other payables and accruals of HK$50.7 million. The additions in properties under development and an increase in trade payables and accruals were attributable to construction activities carried out for our properties development projects. The decrease in received in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

Cash Flow Used in Investing Activities

Our principal investment activity is the construction of investment properties. In the six months ended September 30, 2010, net cash used in investing activities was HK$678.2 million, which primarily consisted of cash outflow of HK$716.6 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction, purchase of marketable securities, cash disposed as a result of deemed disposal of a subsidiary and cash disposed as a result of the Distribution, partially offset by cash inflow of HK$38.4 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities. In the six months ended September 30, 2009, net cash used in investing activities was HK$28.2 million, which primarily consisted of a cash outflow of HK$81.2 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction and purchase of marketable securities, partially offset by cash inflow of HK$53.0 million resulting from proceeds received from disposals of marketable securities.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from bank borrowings and loans from shareholders. In the six months ended September 30, 2010, net cash generated from financing activities was HK$142.1 million, consisted of cash outflow of HK$74.5 million resulting from repayment of bank borrowings, partially offset by cash inflow of HK$216.6 million resulting from proceeds from new bank loans, contribution from a non-controlling interests of a subsidiary and a decrease in restricted and pledged bank deposits. In the six months ended September 30, 2009, net cash provided by financing activities was HK$347.2 million, consisted of cash inflow of HK$505.4 million for proceeds from new bank loans, contribution from shareholders and minority shareholders of a subsidiary, partially offset by cash outflow of HK$158.2 million resulting from repayment of bank borrowings and an increase in restricted and pledged bank deposits.